August 22, 2005

Dear Sir/Madam,

This letter is in response to the facsimile received by PhytoMedical Technologies, Inc. on August 10, 2005.

Question 1.

The Company has not accounted for the options granted to New York University (NYU) and to Dr. Bruce Cherksey (NYU Scientist/Inventor). This option agreement allows NYU and the Inventor to acquire 12.5% of the outstanding common stock of the Company’s subsidiary only - PhytoMedical Technologies Corporation – a private corporation and holding company through which the Company’s licensing agreement with NYU was initially executed. This subsidiary is: a holding company only; has no assets; and, is not publicly traded and cannot be fairly valued by way of market capitalization.  Accordingly, these options have not been accounted for.

Question 2.

The conclusion reached by both our Chief Executive Officer and our Principal Financial Officer about the effectiveness of the disclosure controls and procedures was that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

Question 3.

After reviewing our proforma net loss calculation in our 10 QSB/A filed on
August 3, 2005, and after discussions with our auditors at Ernst & Young, LLP, it was determined that our net loss calculations were accurate, but reported in a condensed manner and our disclosure does comply with paragraph 45(c)(2) of SFAS 123 as the stock based compensation expense was factored into the pro forma net loss calculation and did reduce the pro forma net loss.

The stock based compensation expense of $660,000, which was to be added back into pro forma net loss calculation to reduce the net loss, has been recognized in our calculation.  What has occurred is that the “stock based employee expense as determined under the fair value based method” figure of $3,025,000 was reported as net of the stock based compensation expense of $660,000.  The actual figure of the “stock based employee expense as determined under the fair value based method” should have been reported as $3,685,000.

The alternative method the Company could have used to report the pro forma net loss and pro forma net loss per stock is:

	March 31, 2005	March 31, 2004
Net income (loss):
As reported	$(1,641,906)	$(14,913)
Add: Stock-based compensation expense included in net income (loss) – as reported	660,000	-
Deduct: Stock-based employee compensation
expense as determined under the
fair value based method	(3,685,000)	(94,935)
Pro-forma	$(4,666,906)	$(109,848)

Net income (loss) per stock – basic and diluted:
As reported	$(0.0100)	$(0.0000)
Pro-forma	$(0.0277)	$(0.0007)

PhytoMedical Technologies, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Also, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions or comments, please contact Mr. Harmel S. Rayat at (604) 659-5004 or fax to (604) 659-5029.

I would like to thank you for your assistance in helping us improve our disclosure requirements and helping us be more compliant moving forward.

PHYTOMEDICAL TECHNOLOGIES, INC.

/s/ Harmel S. Rayat

Harmel S. Rayat

President and CEO